SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

26 August 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 26 August 2003	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

26 August 2003

Holding of Novo Nordisk shares by the members of the Board of Directors, of the Executive Management and all insiders and connected persons as per 21 August 2003

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a quarterly basis after the closure of the trading window to publish holdings of Novo Nordisk shares as reported by insiders to Novo Nordisk.

Please find below a statement of the holding of the Novo Nordisk share as per the closure of the trading window as reported to Novo Nordisk.

The share portfolio

					Portfolio as per
					21 August 2003
			Movements
	Holding of	Movements	since 15 May		Total	Market value
	shares	in the period	2003		shareholding	of total
	31 December	1 January to			Number of	shareholding
	2002	15 May 2003	Bought	Sold	shares	in DKK

Board of Directors	106,220	400	0	0	106,620	24,256,050
Executive Management	52,000	0	0	0	52,000	11,830,000
All insiders and connected persons					761,659	173,277,423

For background information and definitions, please turn to page 3.

Stock Exchange Announcement No 19 / 2003	Page 1 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314

The share option portfolio — Board of Directors

		Options				Market
		outstanding		Outstanding		value of
	Exercise	15 May	Exercised since	21 August	Exercise	options
Granted	period	2003	15 May 2003	2003	price	(DKK million)

1998	2001-06	0	0	0	190	0
1998	2002-07	0	0	0	125	0
1999	2003-08	19,500	0	19,500	198	1
2000	2004-07	95,920	0	95,920	198	6
2000	2004-09	21,000	0	21,000	198	2
2001	2005-10	0	0	0	332	0

Total		136,420	0	136,420		9

For background information and definitions, please turn to page 4.

The share option portfolio — Executive Management

		Options				Market
		outstanding	Exercised	Outstanding		value of
	Exercise	15 May	since	21 August	Exercise	options
Granted	period	2003	15 May 2003	2003	price	(DKK million)

1998	2001-06	10,500	0	10,500	190	1
1998	2002-07	17,000	0	17,000	125	2
1999	2003-08	37,500	0	37,500	198	3
2000	2004-07	200,140	0	200,140	198	13
2000	2004-09	35,000	0	35,000	198	3
2001	2005-10	47,500	0	47,500	332	2

Total		347,640	0	347,640		24

For background information and definitions, please turn to page 4.

Background information and definitions re holding of shares:

Stock Exchange Announcement No 19 / 2003	Page 2 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314

What is the trading window?

Novo Nordisk’s internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

Who are all insiders and connected persons?

Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Legal Department, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk’s parent organisation, Novo A/S, and the Novo Nordisk Foundation: members of the Board of Directors, members of Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises a total of approximately 500 people including directors, executives and employees.

This group’s reported trading in the Novo Nordisk share also includes trading undertaken by insiders’ spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500—2,000 members.

What are ID code and shares?

The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

What are movements?

Movements comprise shares purchased or otherwise acquired and shares sold or otherwise disposed of. Movements further comprise shareholdings of members of the Board of Directors and/or members of Executive Management taking office during the period under review.

What is market value of the total shareholding?

The market value is the total shareholding of the members of the Board of Directors, of the members of Executive Management and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on 20 August 2003 of DKK 227.5.

Stock Exchange Announcement No 19 / 2003	Page 3 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314

Background information and definitions re holding of options:

As far as options granted in 2000 are concerned, please note that the options granted with an exercise period of 2004-07 relates to the combined ‘share investment scheme’ and ‘option grant scheme’ launched in connection with the demerger of Novozymes.

What is market value of options?

The calculation of market values of the options is based on the Black-Scholes option-pricing model. The closing price on the Copenhagen Stock Exchange on 20 August 2003 of DKK 227.5 is used.

Novo Nordisk is a focused healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,500 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For further company information visit www.novonordisk.com

For further information please contact:

Media:	Investors:
Outside North America:	Outside North America:
Mike Rulis	Peter Haahr
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 1207

Palle Holm Olesen Tel (direct): (+45) 4442 6175

Christian Kanstrup Tel (direct): (+45) 4443 7801

In North America:	In North America:
Susan T Jackson	Investor Relations Office US
Tel (direct): (+1) 609 919 7776	Tel (direct): (+1) 609 919 7846

Stock Exchange Announcement No 19 / 2003	Page 4 of 4

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314